CIGMA METALS CORPORATION


BY EDGAR
--------

September 22, 2006

U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Gabrielle Malits
Mail Stop: 7010

RE:  Cigma Metals Corporation
     Form 10-KSB for the Fiscal Year Ended December 31, 2005
     Filed June 6, 2006
     File No. 0-27355

     We have prepared the following responses to your letter of August 9, 2006 (the "AUGUST 9TH 2006 LETTER"). The numbered responses are keyed sequentially to the numbered paragraphs in the August 9th Letter. All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Amendment No. 1 to the Form 10-KSB.

     Page references are to the hard copy of the Form 10-KSB as marked.

FORM  10-KSB  FOR  THE  YEAR  ENDED  DECEMBER  31,  2005
--------------------------------------------------------

HALDEEVSKAJA  LICENCE,  PAGE  9
-------------------------------

1. PLEASE REMOVE DISCLOSURE OF PROVEN AND PROBABLE RESERVES AT THE NATALKINSK PROPERTY TO AVOID INVESTOR CONFUSION.

     RESPONSE:

     The current description of the Haldeevskaja Licence and the Tugojakovsk Licence has been deleted and replaced with the following property description.

     Haldeevskaya  Licence

     The Haldeevskaya exploration license covers an area of 576 km2 and is located approximately 16 kilometres NE from Tomsk via paved highway. Excellent infrastructure is currently in place, including, maintained tarmac access roads, high tension power lines at 500 kilowatts per line, gravel vehicular access roads over the project area with close-spaced, 100 metre, cut lines over the target areas. The area is also close to the railheads in Tomsk, with links to the Trans Siberian Railway, and all infrastructures associated with a regional centre.

     Geology of Haldeevskaya area is represented by the mid Devonian volcanogenic-sedimentary sediments of the Mitrofan suite, terrigenous ("black shale") sediments of the Jurginsk, Pachinsk, Salamat suites of upper Devonian, and the Yarsk, Lagernosadsk stratus of the lower Carboniferous age. The rock formations are deformed into the linear folds with the north-north-eastern strike and they are cut by the series of longitudinal, lateral and

US Securities and Exchange Commission
Re: Cigma Metals Corporation
September 22, 2006
Attention: Gabrielle Malits
Page 2 of 5

     diagonal fractures of different type and order. The area is located at the front zone of the Tomsk thrust above the granitoid intrusions that are inferred by geophysics. Dolerite and Monzonite dikes intrude Paleozoic rocks forming the series of dike zones with a north-western trend with an echelon-like arrangement of some dikes and their groups. Mineralisation is focussed into areas associated with the thrusting.

     Tugojakovsk  Licence

     The Tugojakovsk exploration license covers an area of 164 square km and is located 25 kilometres SE from the regional centre of Tomsk via paved highway. An excellent infrastructure is in place including excellent sealed roads, close access to railheads and the infrastructure associated with the regional centre of Tomsk.

     The geology of Tugojakovsk area is represented by the sedimentary rock formations of Carboniferous age composed of carbonaceous shales, siltstones and sandstones united under the common term "black shale". The rocks are deformed into linear folds and cut by the series of longitudinal, lateral and diagonal faults. The dolerite and monzonite dikes intrude Palaeozoic rocks forming a series of dike zones controlling quartz stock works with gold mineralization.

2. WE NOTE THAT YOU HAVE ALSO PROVIDED DISCLOSURE IN YOUR DISCUSSION OF OTHER PROPERTY INTERESTS WHERE YOU REFER TO THE EXPLORATION SUCCESS OR THE EXISTENCE OF RESERVES AT A PROPERTY THAT IS NOT OWNED BY YOU. PLEASE ALSO REMOVE THESE DISCLOSURES TO AVOID INVESTOR CONFUSION.

     RESPONSE:

     Please see response to question 1.

REPORT  OF  THE  INDEPENDENT  ACCOUNTANT
----------------------------------------

3. WE NOTE THAT THE INDEPENDENT AUDITOR ISSUED ITS REPORT IN VANCOUVER, BRITISH COLUMBIA, CANADA WHILE THE COMPANY MAINTAINS ITS OFFICES IN
     AUSTRALIA AND RUSSIA AND THAT YOU ARE INCORPORATED IN FLORIDA. TO THE EXTENT THAT THE AUDITOR RELIED ON THE OPINION OF OTHER AUDITORS, THIS NEEDS TO BE IDENTIFIED IN THE REPORT AND THAT AUDIT REPORT IS REQUIRED TO BE FILED. REFER TO RULE 2-05 OF REGULATION S-X AND NOTE 2 TO ITEM 310 OF REGULATION S-B. TELL US WHERE THE ACCOUNTING RECORDS FOR THE OPERATIONS IN RUSSIA ARE MAINTAINED. PLEASE PROVIDE US WITH MORE INFORMATION REGARDING THE MANNER IN WHICH THE CANADIAN AUDITORS AUDITED THE COMPANY'S OPERATIONS SUCH THAT RELIANCE ON OTHER AUDITORS WAS NOT NECESSARY.

     RESPONSE:

  - Registrant is a domestic filer, who currently has no operations in the United States.

  - Dale Matheson Carr-Hilton LaBonte ("DMCL") is a Canadian firm of Chartered Accountants who are registered with both the Public Company Accounting Oversight Board (United States) ("PCAOB") and the Canadian Public Company Accounting

US Securities and Exchange Commission
Re: Cigma Metals Corporation
September 22, 2006
Attention: Gabrielle Malits
Page 3 of 5

     Oversight Board ("CPAB") and conducted the Company's audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).

  - The Company's common shares are currently listed on the Pink sheets. We are currently in the process of co-listing our common shares on the TSX-Venture Exchange in Canada and required an accounting firm familiar with accounting principles generally accepted in both the United States of America and Canada. Our Canadian lawyer involved in the co-listing of our common shares recommended we use DMCL.

  - The Company does not have continuing operations in Russia. We are currently conducting an exploration program in the Tomsk region of Russia with our partner Science Industrial Corporation Geosphera ("Geosphera"), a company registered in Russia. Geosphera acts as the manager of the Company's exploration projects.

  - Agreements, books and records for the Company's exploration projects are maintained by our partner, Geosphera, at their head office in Tomsk, Russia.

  - Although the Company's executive office and management are located in Coolum Beach, Queensland, Australia, its books and records are prepared and maintained by a consultant who resides in Vancouver, Canada. The Vancouver consultant also prepares all SEC and corporate filings.

  - All original documents with respect to the Company's exploration projects, in the form of agreements and records are translated from Russian to English by the Company's Russian lawyers, Squire, Sanders & Dempsey (Moscow) LLC and forwarded to our executive office in Coolum Beach, Australia and in turn to the Company's Vancouver consultant.

  - DMCL did not rely on the opinion of other auditors in their examination of the books and records of the Russian operations because there were no other auditors involved.

  - DMCL was provided with original Russian agreements, books and records (and third party translations thereof) for the purposes of their audit.

  - DMCL independently verified Russian translations by a third party of their choosing.

Although incorporated in Florida, the Company does not engage in any activities in Florida. The Company's administrative and corporate offices are located in Coolum Beach, Queensland, Australia. As noted above, its records and files are located in Vancouver. The Company was of the opinion that having a PCAOB registered auditor in Vancouver would facilitate the completion of the audit and possibly save the Company money at the same time.

Regarding auditing work performed for Florida incorporated companies, the Company understood that under the Florida licensure requirements if any work was actually performed in Florida, the foreign auditor would need to apply for a temporary license. However, if there is no contact with Florida (other than the Company's incorporation) a Florida license would not be required to perform the audit. Accordingly, when the

US Securities and Exchange Commission
Re: Cigma Metals Corporation
September 22, 2006
Attention: Gabrielle Malits
Page 4 of 5

Company changed auditors, it believed that and all of the work would be performed outside of Florida, that the auditing firm, which was PCAOB registered, would be able to perform the necessary audit functions without obtaining a temporary license in Florida.

4. PLEASE REVISE TO INCLUDE THE REPORT OF THE FORMER AUDITOR ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004.

     RESPONSE:

     The Report of the Independent Registered Accounting Public accounting Firm of Ernst & Young LLP has now been included in the Financial Statements.

STOCK  SPLIT
------------

5. PLEASE REVISE TO RETROACTIVELY REFLECT THE 2:1 STOCK SPLIT THAT TOOK EFFECT ON MAY 15, 2006 AS IT OCCURRED BEFORE THE FINANCIAL STATEMENTS WERE
     ISSUED.  REFER  TO  SAB  TOPIC  4:C.

     RESPONSE:

     The financial statements and notes to the financial statements have been revised to reflect the 2:1 stock split.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES,  PAGE  F-8
----------------------------------------------------------------------

6. PLEASE EXPLAIN WHY "ANY POTENTIAL COSTS RELATED TO THE RETIREMENT OF THE COMPANY'S MINERAL PROPERTY INTERESTS HAVE NOT YET BEEN DETERMINED."

     RESPONSE:

     The  notes  to  the  financial  statements  have  been  revised as follows.

     The Company has not recognized any potential costs relating to the retirement of the Company's mineral property interests through December 31, 2005 because there are no retirement costs associated with its current level of exploration activity.

ITEM  8A  -  CONTROLS  AND  PROCEDURES,  PAGE  16
-------------------------------------------------

7. PLEASE REVISE THE DISCLOSURE TO REFLECT THE REVISED REQUIREMENTS THAT THE EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES WAS MADE AS OF THE END OF THE PERIOD COVERED BY THE REPORT. SEE ITEM 307 OF REGULATION S-K AND RULE 13A-15(B) OF THE EXCHANGE ACT.

     RESPONSE:

     The  disclosure  has  been  revised  as  follows.

US Securities and Exchange Commission
Re: Cigma Metals Corporation
September 22, 2006
Attention: Gabrielle Malits
Page 5 of 5

     We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Securities Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our President and Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

8.   PLEASE  REVISE  TO  DISCLOSE ANY CHANGES IN THE SYSTEM OF INTERNAL CONTROLS
                                  ---
     OVER FINANCIAL REPORTING THAT COULD HAVE A MATERIAL AFFECT AS REQUIRED BY ITEM 308(C) OF REGULATION S-K.

     RESPONSE:

     The  disclosure  has  been  revised  as  follows.

     As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our President and Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Based upon that evaluation, our President and Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) concluded that our disclosure controls and procedures are effective in enabling us to record, process, summarize and report information required to be included in our periodic SEC filings within the required time period.

We hope that you find the foregoing responsive to the Staff's comments.


Very truly yours,


"Lars  Pearl"

Lars  Pearl